

Mail Stop 3628

September 30, 2008

<u>Via Facsimile and U.S. Mail</u>

Kevin Davis
Nevada Chemicals, Inc.
9149 S. Monroe Plaza Way, Suite B
Sandy, UT 84070

> **Re: Nevada Chemicals, Inc.**
> **Schedule 14D-9**
> **Filed September 22, 2008**
> **File No. 005-40254**

Dear Mr. Davis:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 8

1. We note your disclosure in the introductory paragraph on page 12 that the board considered a "number of factors" in reaching their recommendation. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual <u>reasons</u> be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's decision to recommend that the security holders accept Calypso Acquisition's offer.

2. The last paragraph in the Recommendation section on page 15 provides that "[t]he foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive." This language is inconsistent with the requirements of Item 1012(b) of Regulation M-A, which requires you disclose <u>all</u> of the reasons for the Board's recommendation. Please expand your discussion to describe all factors and reasons upon which the Board's decision was based.

* * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Scott Loveless
        Parr Waddoups Brown Gee & Loveless
        185 South State Street, Suite 800
        Salt Lake City, Utah 84111-1537